UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41559

Robo.ai Inc.

(Translation of registrant’s name into English)

Office 114-117, Floor 1, Building A1

Dubai Digital Park, Dubai Silicon Oasis

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Appointment of Chief Legal and Compliance Officer, Corporate Secretary and President

On August 25, 2025, the board of directors of Robo.ai Inc. (formerly known as NWTN, Inc.), a Cayman Islands exempted company (the “Company”), appointed Mr. Xuan Yan as Chief Legal and Compliance Officer, Corporate Secretary and President of America of the Company, effective August 18, 2015.

On August 18, 2025, the Company, through its wholly-owned subsidiary, NWTN Investments LLC (“NWTN Investments”), entered into an employment contract with Mr. Yan (the “Employment Contract”) for his services as Chief Legal and Compliance Officer, Corporate Secretary and President of America of the Company for a term of one year. Mr. Yan is entitled to cash and equity compensations, including an initial grant of 1,300,000 restricted Class B ordinary shares of the Company, subject to vesting, pursuant to the NWTN Inc. 2022 Equity Incentive Plan (the “2022 Plan”). Additionally, Mr. Yan may be eligible for a performance-based bonus upon achievement of certain to-be-determined key performance indicators. Mr. Yan has agreed to a non-compete and non-solicitation restriction for six months after the termination of the Employment Contract. The Employment Contract may be terminated by either party within a one-month advance written notice or immediately by NWTN Investments in the event of Mr. Yan’s breach of the Employment Contract or misconduct, negligence or breach of duty or trust. Mr. Yan is entitled to payments on account of any end of service entitlement in line and payable under the UAE Labour Law and any amendments, notifications, and regulations thereof. The foregoing description of the terms of the Employment Contract is qualified in its entirety by reference to the provisions of the Employment Contract attached hereto as Exhibit 10.1 to this Form 6-K.

On August 27, 2025, the Company issued a press release regarding the appointment of Mr. Yan as Chief Legal and Compliance Officer, Corporate Secretary and President of America of the Company, a copy of which is attached hereto as Exhibit 99.1 to this Form 6-K.

Exhibit Index

Exhibit No.	Description
10.1+	Employment Contract, dated August 18, 2025, by and between NWTN Investments LLC and Xuan Yan.
99.1	Press Release, dated August 27, 2025.

+	Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2025	Robo.ai Inc.

	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer

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